Leader Funds Trust

315 W. Mill Plain Blvd.

Suite 204

Vancouver, WA 98660

May 10, 2019

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Leader Funds Trust (CIK No. 0001580642, File Nos. 333- 23017 and 811- 23419) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Leader Funds Trust (the “Trust) has determined that the amendment filed pursuant to Rule 485(a) on its behalf on May 10, 2019 (accession number 0001580642-19-002450) (the "Amendment") was made in error and that it is in the best interests of the Trust and the public that the filing be withdrawn. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn. Please direct any questions concerning this letter to John Lively of Practus, LLP, counsel to the Trust at (913) 660-0778.

Very truly yours,
/s/ John Lively
John Lively